UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☒	Preliminary Consent Statement

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☐	Definitive Consent Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

EDGEWATER TECHNOLOGY, INC.
(Name of Registrant as Specified in Its Charter)

ANCORA CATALYST FUND LP AAMAF LP MERLIN PARTNERS LP ANCORA ADVISORS, LLC FREDERICK DISANTO MATTHEW CARPENTER JEFFERY L. RUTHERFORD KURTIS J. WOLF
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 30, 2016

ANCORA ADVISORS, LLC

___________________, 2016

Dear Fellow Edgewater Technology, Inc. Stockholder:

Ancora Advisors, LLC (together with its affiliates, “Ancora” or “we”), and the other participants in this solicitation are the beneficial owners of an aggregate of 1,180,514 shares of common stock, par value $0.01 per share (the “Common Stock”) of Edgewater Technology, Inc., a Delaware corporation (“Edgewater” or the “Company”), representing approximately 9.5% of the outstanding shares of Common Stock and making us one of the Company’s largest stockholders. Through the enclosed Consent Statement, we are soliciting your consent for a number of proposals, the ultimate effect of which would be to remove four existing members of the Board of Directors of Edgewater (the “Board”) and replace them with four highly qualified director nominees who are fully committed to ensuring that the best interests of stockholders are properly prioritized during this critical period.

We have serious concerns regarding the way the Company has been managed by certain senior executives, specifically Edgewater’s Chief Executive Officer, Shirley Singleton, and Chief Technology Officer, David Clancey. In our opinion, Edgewater suffers from the lack of effective oversight by the Board, which has generously compensated Ms. Singleton and Mr. Clancey at the expense of properly incentivizing the Company’s key producers, its business unit leadership and employees. We believe the Company’s bloated SG&A expenses, declining consultant utilization rates and excessive compensation paid to Ms. Singleton and Mr. Clancey have negatively impacted the Company’s stock price. Despite the value erosion that has occurred at the Company, we believe the Board has failed to hold senior management accountable and has generally failed to effectively oversee the business in a manner that adequately protects stockholder value, as evidenced by the Board’s recent decision to renew Ms. Singleton and Mr. Clancey’s employment agreements for another year.

Further, we believe the Board has failed to adequately explore all strategic opportunities to maximize stockholder value during the Company’s nearly year-long formal review of strategic alternatives, which was terminated on November 14, 2016. We believe that the Board failed to adequately vet the opportunity to monetize parts of the Company and was a leading factor in the failure of the lengthy strategic review to achieve anything other than a renewed commitment by the Board to what we believe is the Company’s failed existing strategy.

Edgewater stockholders deserve an independent board that will truly look out for stockholders’ best interests and will ensure senior executive accountability.  We urge you to join us in seeking to remove four current directors of Edgewater: Paul E. Flynn, Paul Guzzi, Michael R. Loeb and Wayne Wilson, and electing our four highly-qualified nominees: Matthew Carpenter, Frederick DiSanto, Jeffrey L. Rutherford and Kurtis J. Wolf, all of whom have the relevant experience necessary to maximize value for Edgewater’s shareholders.  We hope it is clear to you that the extraordinary action of launching this consent solicitation in this situation is frustrating for us and was not our preference, but is necessary at this critical stage to ensure that the collective best interests of all stockholders are properly represented.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today. The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about _________ __, 201_. We urge you not to sign any revocation of consent card that may be sent to you by Edgewater.  If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to Ancora, in care of ICOM Advisors LLC dba InvestorCom (“InvestorCom”), which is assisting us, at their address listed on the following page, or to the principal executive offices of Edgewater.

If you have any questions or require any assistance with your consent, please contact InvestorCom, which is assisting us, at its address and toll-free numbers on the following page.

Thank you for your support.

/s/ Frederick DiSanto

Frederick DiSanto
Chairman and Chief Executive Officer Ancora Advisors, LLC

If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of Ancora’s consent materials,

please contact InvestorCom at the phone numbers or address below.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

 PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 30, 2016

EDGEWATER TECHNOLOGY, INC.
_________________________

CONSENT STATEMENT
OF
Ancora
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the accompanying WHITE consent card are being furnished to you as a stockholder of Edgewater Technology, Inc., a Delaware corporation (“Edgewater” or the “Company”), by Ancora Advisors, LLC (together with its affiliates , “Ancora,” “we,” “our” or “us”) and the other participants named herein, in connection with our solicitation of written consents to remove four of the eight members of the current Board of Directors of the Company (the “Board”), and replace them with our highly-qualified nominees. As a significant stockholder of the Company, with aggregate ownership of 1,180,514 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), constituting approximately 9.5% of the outstanding shares, Ancora believes that the Board must be significantly and immediately reconstituted to ensure that the best interests of the stockholders, the true owners of Edgewater, are appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal 1 – Repeal any provision of the Amended and Restated By-Laws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect on September 26, 2007 and were filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2007 (the “Bylaw Restoration Proposal”);

Proposal 2 – Remove without cause four members of the Board: Paul E. Flynn, Paul Guzzi, Michael R. Loeb and Wayne Wilson, including any person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after December 22, 2016 and prior to the effectiveness of the Proposals (the “Removal Proposal”);

Proposal 3 – Amend Article II, Section 2 of the Bylaws, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of Edgewater shall be filled exclusively by the stockholders of the Company (the “Vacancy Proposal”);

Proposal 4 – Amend Article II, Section 1 of the Bylaws, as set forth on Schedule IV to this Consent Statement, to fix the size of the Board at eight members (the “Board Size Proposal”); and

Proposal 5 – Elect Ancora’s four nominees: Matthew Carpenter, Frederick DiSanto, Jeffrey L. Rutherford and Kurtis J. Wolf, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Nominees”) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of Edgewater on or about _________ __, 2016.

We are soliciting your consent in favor of the adoption of the Removal Proposal, the Vacancy Proposal, the Board Size Proposal and the Election Proposal because we believe Edgewater stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Edgewater stockholders. In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before September 28, 2007, the last date amendments to the Bylaws were filed with the SEC.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities as of the close of business on the Record Date (as defined below). Each Proposal will be effective without further action when we deliver to Edgewater such requisite number of consents. Proposal 1 (Bylaw Restoration Proposal), Proposal 2 (Removal Proposal), Proposal 3 (Vacancy Proposal) and Proposal 4 (Board Size Proposal) are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 (Election Proposal), is conditioned, in part, upon the Removal Proposal. If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal.

On December 22, 2016, Ancora delivered to the Secretary of Edgewater written notice of the Proposals and a request for the Board to fix a record date in accordance with the Bylaws for determining stockholders entitled to give their written consent to the Proposals. On ________ __, 201_, Edgewater announced that the Board has established the close of business on ________ __, 201_ as the record date for purposes of determining stockholders entitled to give their written consent to the Proposals (the “Record Date”). According to the Company, as of the Record Date, there were ________ shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Edgewater within 60 days of the earliest dated written consent delivered to Edgewater. Ancora delivered a written consent to Edgewater on December 22, 2016. Consequently, by February 20, 2017, Ancora will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date.  We intend to set February [__], 2017 as the goal for submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

Ancora reserves the right to submit to Edgewater consents at any time within 60 days of the earliest dated written consent delivered to Edgewater. See “Consent Procedures” for additional information regarding such procedures.

As of December 22, 2016, Ancora was the beneficial owner of an aggregate of 1,180,514 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock of the Company. Ancora intends to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

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As of the Record Date, there were [________] shares of Common Stock outstanding, as reported in the Company’s [_________], filed with the SEC on _______ __, 201_.  The mailing address of the principal executive offices of Edgewater is 200 Harvard Mill Square, Suite 210, Wakefield, Massachusetts 01880.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY ANCORA AND NOT BY OR ON BEHALF OF THE COMPANY. ANCORA URGES YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at www.icommaterials.com/Edgewater

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. Ancora urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Ancora, c/o ICOM Advisors LLC dba InvestorCom (“InvestorCom”) so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. MARKING THE “AGAINST CONSENT” OR “ABSTAIN” BOXES ON THE ENCLOSED WHITE CONSENT CARD, IN ADDITION TO BROKER NON-VOTES, WILL HAVE THE SAME EFFECT AS A REJECTION OF THE PROPOSALS.

If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of Ancora’s consent materials,

please contact InvestorCom at the phone numbers or address below.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

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Background to the Solicitation

The following is a chronology of our involvement at Edgewater to date and the material events leading up to this consent solicitation.

•	In April 2015, Ancora made its initial investment in the Company.
•	On August 26, 2015, Ancora met with Ms. Singleton and David Clancey, Edgewater’s Chief Technology Officer, in Chicago to discuss the Company’s business and strategy.
•	On November 30, 2015, under shareholder pressure, the Company issued a press release announcing the Board’s intention to explore strategic alternatives for the Company with the potential to enhance value for stockholders. The Company further stated that it did not intend to provide updates unless the Board approved a specific action or otherwise at their discretion. The press release maintained, however, that the Board fully supported management’s execution of the Company’s strategic plan at the time.
•	On April 29, 2016, Ancora filed a Schedule 13D with the SEC (the “Schedule 13D”), reporting a 5.46% beneficial ownership stake in the Company’s outstanding shares of Common Stock and stating that if the Board’s review of strategic alternatives failed to result in a sale of the Company Ancora intends to seek the replacement of the incumbent members of the Board, other than the two independent directors added in March 2016 pursuant to an agreement with another Edgewater shareholder.
•	In June 2016, Ancora contacted Ms. Singleton to express its belief that one new director should be added to the Company’s Board to assist the Board in evaluating strategic alternatives for the Company. This request was flatly rejected by Ms. Singleton without consultation with the Board.
•	On October 13, 2016, Ancora communicated with Timothy Oakes, Edgewater’s Chief Financial Officer, regarding Ancora’s views regarding sale of the Company in pieces or in whole and ways the Company could minimize potential tax leakages.
•	On October 20, 2016, following the Company’s announcement of the preliminary results for third quarter 2016, Ancora contacted Ms. Singleton to request that Ancora and the Company enter into a non-disclosure agreement with Ancora so that Ancora could better understand the status of the Company’s lengthy strategic review process in the hopes that Ancora could assist the Company in vetting strategic options.
•	On October 26, 2016, Ms. Singleton emailed Ancora stating that she had shared with the Board Ancora’s request to enter into a non-disclosure agreement with the Company. Upon Ms. Singleton’s request, a discussion surrounding the entry into a non-disclosure agreement was deferred until after the Company announced third quarter 2016 results on November 2, 2016.
•	On November 2, 2016, Ancora discussed with Ms. Singleton Edgewater’s earnings miss for third quarter 2016 and the status of Ancora’s request for a non-disclosure agreement with the Company to enable Ancora to engage in a constructive dialogue with the Board concerning the progress of the Company’s strategic review of alternatives. Ms. Singleton expressed that Edgewater would want Ancora to be subject to standstill restrictions and be bound by confidentiality over a lengthier period. Ancora expressed reasonable openness to these demands as long as any restrictions terminated before the nominating deadline for the Company’s 2017 Annual Meeting of Stockholders. A call was scheduled for November 14, 2016 to discuss potentially reaching an agreement along these lines.

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•	On November 14, 2016, hours prior to the scheduled call, the Company issued a press release announcing the termination of its strategic review process. The press release did not disclose what options the Board had explored in its review, including whether or not the Board had considered the potential break up and sale of the Company in pieces.
•	Also on November 14, 2016 Ms. Singleton informed Ancora that in light of the announced termination of the strategic review, an agreement a non-disclosure agreement with Ancora no longer appeared necessary. Ancora informed Ms. Singleton that it must consider its options and scheduled a follow-up discussion for November 18, 2016.
•	On November 18, 2016, during follow-up discussion with Ms. Singleton and Messrs. Clancey and Oakes, Ancora expressed its position that to serve the best interests of all shareholders the Company should reach a mutually beneficial agreement with Ancora that contemplates the addition of at least three new directors to the Board. Ancora stressed that meaningful Board change was necessary to drive the needed improvements in executive leadership, both in senior management and the Board. During this discussion, Ancora repeatedly asked if, during the Board’s process of reviewing strategic alternatives for the Company, the Board had considered the break up and potential sale of the Company in pieces rather than as a whole, which Ms. Singleton refused to directly answer.
•	On November 23, 2016, Ms. Singleton informed Ancora of the Board’s unanimous vote to reject Ancora’s request for a mutually agreeable resolution on Board composition. However, despite abandoning the strategic review process, Ms. Singleton offered to enter into a non-disclosure agreement that would presumably subject Ancora to confidentiality and standstill restrictions. Ancora informed Ms. Singleton that it did not believe a restrictive non-disclosure agreement was in the best interests of Ancora and other Edgewater shareholders given the Board’s decision to terminate its strategic review and that Ancora will instead pursue whatever course it believes is best for shareholders.
•	On December 5, 2016, Ancora sent a letter to the Board which was filed with a Schedule 13D amendment on December 7, 2016, requesting that the Board replace four existing directors, not including the two independent directors added in March 2016, with four director representatives selected by Ancora. In the letter, Ancora indicated that it had attempted for months to work constructively with Ms. Singleton and the Board to reach an amicable resolution on the composition of the Board but its efforts had been invariably rebuffed. Ancora stressed the urgency in the need for change in senior executive leadership and on the Board as a result of the short and long-term underperformance of the Company’s stock, the excessive compensation granted to senior corporate leadership and the poorly managed strategic alternatives process.
•	On December 6, 2016, the Board extended the term of the employment agreements of Ms. Singleton and Mr. Clancey for a period ending on December 31, 2017, ignoring stockholder concerns with the Company’s underperformance under these executives’ tenure.
•	On December 22, 2016, Ancora filed a preliminary consent solicitation statement soliciting stockholders’ consent in favor of the Proposals (the “Preliminary Consent Statement”).
•	Also on December 22, 2016, Ancora delivered to the Secretary of Edgewater written notice of the Proposals and an executed written consent in support of the Proposals, along with a request for the Company to establish a record date to determine the Edgewater stockholders entitled to consent to the corporate actions set forth in the Proposals in writing in lieu of a meeting of stockholders of the Company (the “Written Notice”).

•	Also on December 22, 2016, Ancora entered into a Joint Filing and Solicitation agreement in connection with the solicitation of written consents in favor of the Proposals.

•	Also on December 22, 2016, Ancora filed Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) with the SEC disclosing an aggregate 9.9% ownership interest in the Company. Amendment No. 3 also disclosed, among other things, Ancora’s (i) filing of the Preliminary Consent Statement, (ii) delivery of the Written Notice, and (iii) issuance of a press release announcing Ancora’s filing of the Preliminary Consent Statement in order to allow stockholders to reconstitute the Board with directors who are committed to ensuring management accountability and maximizing stockholder value.

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QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

Ancora is making this solicitation. See “Additional Participant Information” for additional information regarding Ancora and the participants in this consent solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to five corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal, (3) the Vacancy Proposal, (4) the Board Size Proposal and (5) the Election Proposal.

Ancora is asking you to consent to the Removal Proposal, the Vacancy Proposal, the Board Size Proposal and the Election Proposal to remove four of Edgewater’s current directors, including any appointees to the Board prior to the effectiveness of the Election Proposal, and to elect the Nominees. In addition, in order to ensure that your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Board, Ancora is asking you to consent to the Bylaw Restoration Proposal.

WHY ARE WE SOLICITING YOUR CONSENT?

We believe there is an urgent need for a change in the senior executive leadership and on the Board of the Company. Unfortunately, we have lost faith in the ability of the long-standing members of the Board to act independently to evaluate the performance of Ms. Singleton and Mr. Clancey, who have presided over significant stock price and operating underperformance by the Company, as well as failed to appropriately incentivize the Company’s key employees and business unit leadership (including Ms. Ranzal-Knowles and Mr. Russell Smith). In addition, we are concerned with the Board’s management of its recently terminated strategic alternatives process and do not believe the Board has acted open-mindedly to consider all strategic options through a fair process aimed at maximizing stockholder value, including the potential break up and sale of the Company in pieces to the highest bidders. This consent solicitation is the best option we have available at this time for immediately installing a new, independent Board that will ensure our collective best interests are properly prioritized. Our highly qualified director Nominees intend to replace the current Chief Executive Officer and Chief Technology Officer and to promote a new Chief Executive Officer from the pool of the Company’s high-performing business unit leaders. The Nominees, if elected, will broaden equity ownership opportunities for the Company’s employees and implement appropriate compensation structures that will incentivize and reward the Company’s employees and stockholders alike. Lastly, the Nominees are fully committed to an on-going independent evaluation of all strategic options available to the Company in order to maximize value for stockholders. Replacing certain members of the current Board with our Nominees will give us the best chance of turning around the Company’s serial underperformance. We can no longer afford to trust that the current Board will look after our best interests.

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WHO ARE THE NOMINEES?

Ancora is asking you to elect each of Matthew Carpenter, Frederick DiSanto, Jeffrey L. Rutherford and Kurtis J. Wolf as a director of Edgewater.  Collectively, they have significant operating, financial and transaction experience across a variety of sectors and directly relevant experience to a strategic business and technical consulting firm such as Edgewater. The business experience of our highly qualified Nominees is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Stockholders of record of voting securities at the close of business on the Record Date have the right to consent to the Proposals. Ancora made a request on December 22, 2016 that the Board fix a record date for this consent solicitation.  According to the Company, as of the Record Date, there were [________] shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible.  In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company.  Ancora delivered its written consent to the Company on December 22, 2016. Consequently, Ancora will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than February 20, 2017. Nevertheless, we intend to set February [__], 2017 as the goal for submission of written consents. Effectively, this means that you have until February [__], 2017 to consent to the Proposals.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company.  According to the Company, as of the Record Date, there were [________] shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal. This means that the consent of the holders of at least [__________] shares of outstanding voting securities would be necessary to effect these Proposals.  As of the Record Date, Ancora beneficially owned in the aggregate 1,180,514 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock of the Company.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card.  We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Ancora, c/o InvestorCom so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

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WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our solicitor InvestorCom toll-free at: (877) 972-0090 (Stockholders). Banks and Brokers call collect at: (203) 972-9300.

If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of Ancora’s consent materials,

please contact InvestorCom at the phone numbers or address below.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

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REASONS FOR THE SOLICITATION OF CONSENTS

We Are Concerned with the Company’s Prolonged Stock Price Underperformance

Edgewater’s stock price has significantly underperformed a peer group comprised of twenty-eight publicly-traded North American-based IT Consulting companies both in terms of total shareholder return and other key operating metrics. Unlike the Company’s proxy peers (which are comprised of less than 50% IT Consulting companies), this peer group includes all North American publicly-traded IT Consulting companies (excluding only OTC traded stocks). The chart below demonstrates that Edgewater has underperformed its peers and the broader market since Ms. Singleton was appointed Edgewater’s CEO and over the past one, three and ten-year periods. Moreover, the comparison of the Company’s total shareholder return over a five-year period merits an asterisk as Edgewater’s stock price had the most room for recovery after collapsing more than 2x that of its peers in 2008.

We Are Concerned with the Company’s Poor Operating Performance

We are concerned with Edgewater’s sub-par operating margins, which appears to result from the fact that SG&A as a percentage of revenues (excluding reimbursements) are more than 50% greater than that of its consulting peers.

Considering the fact that Edgewater’s metrics for revenue per employee and gross profit per employee exceed those of its peer group, the issue may stem from how the Company is allocating costs between cost of goods sold and SG&A, as compared to its peers. As the chart below demonstrates, the Company’s consultant utilization rate has declined despite supplementing staff with contractors.1

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1Source: Edgewater Technology, Inc.’s public filings.

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According to the Company’s public filings, Edgewater allocates billable consultant expenses to cost of goods/services sold (whether the resource is engaged or not). Regardless of how costs are allocated, the Company’s EBIT / EBITDA reveals the diagnosis that Edgewater is significantly less profitable on a per employee basis than its peers. As discussed below, the outsized compensation provided to Ms. Singleton and Mr. Clancey only exacerbates this issue and lead us to the conclusion that the Company needs to take a hard look on how capital is being allocated, how well acquired businesses have been integrated and focus on opportunities with the highest potential return on invested capital for the Company going forward.

We Are Concerned with the Company’s Executive Compensation Practices

Despite delivering sub-par returns to the Company’s stockholders, both Ms. Singleton and Mr. Clancey have been handsomely rewarded by the Board. As detailed in the table below, perhaps the most striking data point in terms of excessive compensation is the fact that over the past fourteen years (equivalent to Ms. Singleton’s tenure as CEO), Ms. Singleton and Mr. Clancey combined have been cumulatively compensated (including cash, restricted stock, and options) over $17 million, which astoundingly is approximately 90.3% of Edgewater’s cumulative Earnings Before Interest and Tax (“EBIT”) and 172.3% of cumulative Net Income (excluding one-time items).  We believe these two executives, who, in our view, make minimal contributions to driving revenue and client relationships, retained a staggeringly disproportionate share of the Company’s operating profits.

We believe compensation should be based on actual performance leading to vital contributors and line of business leaders being appropriately rewarded and aligned with stockholders moving forward.  Efforts to rationalize costs and maximize cash flow at the Company would result in increased opportunities to compensate such employees (including in equity), who are the lifeblood of the organization. We call into question the Board’s rationale not only in providing such excessive compensation to Ms. Singleton and Mr. Clancey but more so in its decision to grant these executives the right to continue to manage our Company for another year given their disappointing track record to date and the underperformance of the Company under their leadership.

We Are Concerned with the Company’s Management of the Strategic Alternatives Process

We have serious concerns with the Company’s management of the formal review of strategic alternatives it announced on November 30, 2015, conspicuously, only a month after a consent solicitation was launched by a dissident seeking to remove and replace four of the incumbent directors on the Board. When the Board originally announced the strategic review process, it nonetheless affirmed the Company’s existing strategic plan and its belief that the plan would drive financial performance and value for stockholders, regardless of its intention to review the Company’s other options.

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We therefore had our doubts over the Board’s commitment to the strategic sale process and made numerous calls to our industry contacts, including potential suitors of the Company. We have heard on multiple occasions from these contacts that the strategic sale process failed for a multitude of reasons not the least of which is that the Board and its strategic committee opted to focus on cash-only whole Company buyers for a significant portion of the lengthy process and never adequately vetted monetizing the parts of the Company. We specifically asked Ms. Singleton and Mr. Clancey multiple times during our discussion on November 18, 2016, if they “shopped the pieces” or just the whole Company, and they repeatedly stated they had looked at all alternatives, specifically refusing to answer a yes/no question if they really “shopped the parts”. In our view, a properly run strategic process would have encompassed all options from the start, including the break up and sale of the Company in parts, as well as a sale involving both cash and stock as consideration.

Less than a year later, the Company has terminated the strategic sale process and indicated its intent to return to the Company’s existing strategic plan, which, given the decline in the Company’s stock price since the Board first announced the strategic sale process, casts doubt over the wisdom of the Board’s initial and continued belief that such a plan will provide “the best opportunity to enhance value” for stockholders.

We are Concerned the Board Lacks Independence

Given the one-year extension of Ms. Singleton and Mr. Clancey’s employment agreements, we are concerned that the Board may be beholden to Ms. Singleton and has renewed her contract to serve as CEO of Edgewater for another year despite her apparent failure in that capacity evidenced by the deep stock and operating underperformance discussed above. Notably, these decisions and holding senior executives appropriately accountable for the Company underperformance is put in jeopardy by Ms. Singleton serving in the combined role of both CEO and Chairman of the Board. Further, six of the eight members on Edgewater’s current Board have served as Edgewater directors for over 10 years and have failed to take action to hold Ms. Singleton accountable for a tenure in which the Company has failed its stockholders. Leading proxy advisory firm Institutional Stockholders Services Inc. (ISS) takes the position that a tenure of more than nine years is considered to potentially compromise a director’s independence. Therefore, we believe the Board is in need of new independent directors who are committed to representing stockholders’ best interests above senior executives’ interests.

WE BELIEVE THERE IS A BETTER WAY FORWARD

We strongly believe that despite senior management and the Board’s apparent failures, Edgewater’s prospects remain strong and replete with potential for value enhancement.  If elected, our Nominees will aim to work with the rest of the Board to conduct a rigorous analysis of management and the Board’s current strategy in order to:

1.	Evaluate the need for change in senior executive leadership, specifically for the roles of Chief Executive Officer and Chief Technology Officer, and seek to promote a new CEO from within the Company;
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2.	Broaden equity ownership opportunities for the Company’s employees and install a compensation structure to incentivize performance and align the interests of employees and stockholders, the Company’s key constituents;
3.	Seek to reduce corporate waste and corporate overhead and ensure stability for consulting practice professionals; and
4.	Evaluate, on an on-going basis, all strategic options available to the Company to maximize value for stockholders.

WE BELIEVE THAT OUR FOUR NOMINEES HAVE THE EXPERIENCE, QUALIFIACTIONS AND OBJECTIVITY THAT IS BEST SUITED TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

We have identified four highly-qualified, independent directors with relevant business and financial experience who we believe will bring fresh perspective and independence into the boardroom and would be valuable in evaluating and executing initiatives to maximize value at the Company. Further, we believe that Edgewater’s continued underperformance and lack of independence, at this critical time for the future of the Company, warrants the addition of directors whose interests are closely aligned with those of public shareholders, and who will work constructively with the other members of the Board to protect the best interests of Edgewater’s stockholders by conducting a robust and full process of evaluating strategic alternatives to maximize value for stockholders.

Matthew Carpenter. Mr. Carpenter has served as the Chairman and Chief Executive Officer of Vertical Knowledge, L.L.C., a leading provider of open source data, information services and analytics, since January 2007. Ancora believes Mr. Carpenter’s entrepreneurial and senior executive and board experience leading a successful organization will enable him to provide effective oversight of the Company as a member of the Board.

Frederick DiSanto.  Mr. DiSanto has over 30 years of experience in corporate finance and investment advisory, including as Chairman and Chief Executive Officer of Ancora Advisors, LLC, and Ancora Holdings Inc., a registered investment advisor with over $4 billion in assets under management.   Ancora believes that Mr. DiSanto’s extensive experience and history of service on the board of directors of various institutions, including publicly traded companies, will be an invaluable addition to the Board that will help improve effective oversight of the Company and strengthen the Board’s focus on enhancing stockholder value.

Jeffrey L. Rutherford.  Mr. Rutherford has nearly 20 years of experience serving as a high-level senior executive of various publicly traded companies, including as a chief executive and chief financial officer.   Ancora believes that the Board will greatly benefit from Mr. Rutherford’s leadership and financial experience and that his addition will help the Board surface stockholder value.

Kurtis J. Wolf.  Mr. Wolf has many years of experience in investment management and corporate strategy.  Ancora believes that Mr. Wolf’s expertise in capital markets, mergers and acquisitions and corporate governance and his background in finance and consulting will make him an ideal candidate for the Board.

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PROPOSAL 1 -- THE BYLAW RESTORATION PROPOSAL

Ancora is asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of four of the current directors and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before September 28, 2007, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of Edgewater. The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Bylaws of Edgewater Technology, Inc. as of the effectiveness of this resolution that was not included in the Amended and Restated By-Laws filed with the Securities and Exchange Commission on September 28, 2007, be and are hereby repealed.”

If the Board does not effect any additional changes to the version of the Bylaws publicly available in filings by Edgewater with the SEC on or before September 28, 2007, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the Bylaws to change the procedure by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by Edgewater with the SEC on September 28, 2007, without considering the nature of any changes the incumbent Board may have adopted.  As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company.  However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. Ancora is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

ANCORA URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

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PROPOSAL 2 -- THE REMOVAL PROPOSAL

Ancora is asking you to consent to the Removal Proposal to remove four current members of the existing Board, including any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) Paul E. Flynn, Paul Guzzi, Michael R. Loeb and Wayne Wilson and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of this proposal, be and hereby is removed.”

The Board is currently composed of eight directors, all of whom are elected annually.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or permits cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits the stockholders of the Company to remove any director or the entire Board without cause. If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, or if such stockholder does not wish to approve the removal of any other person or persons elected or appointed to the Board on or after December 22, 2016 but prior to the effective date of Proposal 2, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing (1) the name of each such person that the stockholder does not wish to be removed and/or (2) “do not consent to removal of future directors.” Ancora does not intend to seek to increase the number of Board members if stockholders do not consent to the removal of one or more directors. If fewer than four directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then Ancora intends to fill the vacancies in the following order: Frederick DiSanto, Jeffrey L. Rutherford, Kurtis J. Wolf and Matthew Carpenter.

According to the Company’s [______], filed with the SEC on ________ __, 201_, as of the Record Date, there were ________ shares of Common Stock outstanding, each entitled to one consent per share.

The consent of the holders of at least [________] shares of outstanding voting securities would be necessary to effect Proposal 2 and remove the four members of the Board. Therefore, [________] shares in addition to the [_____] shares entitled to consent held by [________], will be needed to effect Proposal 2 and remove the four members of the Board. If any stockholder consenting to Proposal 2 writes in the name of any existing directors that such stockholder does not wish to be removed, then the total number of shares represented by any such WHITE consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 2. In the event that holders of less than [________] shares of outstanding voting securities consent to the removal of any existing director, then such director will not be removed pursuant to Proposal 2. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

The WHITE consent card delivered with this Consent Statement provides stockholders with the opportunity to adopt the Removal Proposal in part by designating the names of any member of the Board whom such stockholder does not want removed from the Board.

ANCORA URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

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PROPOSAL 3 -- THE VACANCY PROPOSAL

Ancora is asking you to consent to the adoption of the Vacancy Proposal to divest the current directors of their ability to fill vacancies created by the removal of directors by stockholders and provide stockholders with the exclusive ability to fill any such vacancies. Accordingly, you are being asked to amend the Bylaws in order to allow only the stockholders to fill any vacancies on the Board resulting from the removal of directors by the stockholders, as set forth on Schedule III to this Consent Statement.

The following is the text of the Vacancy Proposal:

“RESOLVED, that Article II, Section 2 of the Bylaws is hereby amended, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board of Directors of the Company resulting from the removal of directors by the stockholders shall be filled exclusively by the stockholders of the Company.”

ANCORA URGES YOU TO CONSENT TO THE VACANCY PROPOSAL.

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PROPOSAL 4 -- THE BOARD SIZE PROPOSAL

The Bylaws provide that the number of directors constituting the Board shall be fixed from time to time by resolution passed by a majority of the Board. Ancora is asking you to consent to the adoption of the Board Size Proposal to fix the size of the Board at eight members. Accordingly, you are being asked to amend the Bylaws as specifically set forth on Schedule IV to this Consent Statement.

The following is the text of the Board Size Proposal:

“RESOLVED, that Article II, Section 1 of the Bylaws is hereby amended, as set forth on Schedule IV to this Consent Statement, to fix the size of the Board at eight members.”

ANCORA URGES YOU TO CONSENT TO THE BOARD SIZE PROPOSAL.

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PROPOSAL 5 –THE ELECTION PROPOSAL

We do not believe the current Board has been acting in the best interests of the stockholders, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement. Accordingly, Ancora is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of Edgewater: Matthew Carpenter, Frederick DiSanto, Jeffrey L. Rutherford and Kurtis J. Wolf.

The Board is currently composed of eight directors, all of whom are elected annually. All of the Nominees, if elected, would serve as a single class together on the Board. Each would hold office until the next annual meeting of stockholders and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal. If four incumbent directors are removed pursuant to the Removal Proposal, then your consent to elect the Nominees will have the legal effect of electing to the Board our four highly qualified director Nominees to serve on a Board composed of eight members. There is no assurance that any of the Company’s incumbent directors will serve as directors if any of the Nominees are elected. Ancora does not believe that a change in control of the Board may be deemed to have occurred under any of Edgewater’s material contracts and agreements, including in the Company’s employment/severance agreements with its named executive officers and potentially certain equity plans, despite the possibility of Ancora’s successful solicitation of written consents to remove and replace four of the eight existing members of the Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth in the bios below.

Matthew Carpenter, age 45, has served as the Chairman and Chief Executive Officer of Vertical Knowledge, L.L.C., a leading provider of open source data, information services and analytics, since 2007. Mr. Carter previously founded and led EmployOn Inc., an online employment services company, until his departure in 2006. Mr. Carpenter earned his Bachelor’s degree from Mississippi State University. Ancora believes Mr. Carpenter’s entrepreneurial and senior executive and board experience leading a successful organization will enable him to provide effective oversight of the Company as a member of the Board.

Frederick DiSanto, age 54, has served as the Chief Executive Officer of Ancora Advisors, LLC and Ancora Holdings Inc, a registered investment advisor, since January 2006, and as Chairman of the Board of Ancora Advisors, LLC, since December 2014. Previously, Mr. DiSanto worked at Fifth Third Bank (NASDAQ: FITB), a regional banking corporation, serving as Executive Vice President and Manager of Fifth Third Bank’s Investment Advisor Division from 2001 to 2005. In 2001, Fifth Third Bank acquired Maxus Investment Group, an asset management firm and Mr. DiSanto’s previous employer. Prior to the acquisition, Mr. DiSanto was the President and Chief Operating Officer at Maxus Investment Group, from 1998 to 2000. From 1991 to 1997, Mr. DiSanto was Managing Partner at Gelfand Partners Asset Management, an investment management firm, which merged with Maxus Investment Group in 1997. Mr. DiSanto began his investment career in 1985 with McDonald Investments in Institutional Equity Sales. Currently, Mr. DiSanto is serving on the boards of Medical Mutual of Ohio, Case Western Reserve University, The Cleveland Film Commission, The Eastern Company (NASDAQ: EML), Regional Brands (OTC US: RGBD) and WF Hann Sons. He is also on the Executive Committee for the Board of Trustees at Case Western Reserve University. Previously, Mr. DiSanto served as the Chairman of the Board of Regents of St. Ignatius High School. Mr. DiSanto is also the former Chairman and current Trustee of the Greater Cleveland Sports Commission. Mr. DiSanto earned a Bachelor’s degree in Management Science and a Master’s degree in Business Administration from Case Western Reserve University. Ancora believes Mr. DiSanto’s over 30 years’ of experience in investment management and service on the board of directors of publicly traded companies will make him a valuable addition to the Board.

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Jeffrey L. Rutherford, age 56, has served as Vice President and Chief Financial Officer at Ferro Corporation (NYSE: FOE), an international coatings and colors manufacturing business, from April 2012 to September 2016. From July 2008 to April 2012, Mr. Rutherford served as Vice President and Chief Financial Officer at Park-Ohio Holdings Corp (NASDAQ: PKOH), an international industrial supply and diversified manufacturing business. Mr. Rutherford served as the Vice President and Chief Financial Officer at UAP Holdings Corp. from October 2007 to June 2008. At the time UAP Holdings Corp. (NASDAQ: UAPH) was a publicly traded company that distributed agricultural inputs throughout North America. In 2008, UAP Holdings Corp. was acquired by Agrium Inc. (NYSE: AGU). Previously, Mr. Rutherford served as the President, Chief Executive Officer and Chief Financial Officer at LESCO, Inc. (NASDAQ: LSCO), which at the time was a publicly traded company that distributed inputs to the professional turf industry, from 2002 to 2007. Mr. Rutherford also served on the board of directors of LESCO, Inc., from 2006 to 2007. LESCO, Inc. was subsequently acquired by Deere & Co. (NYSE: DE) in 2007. Mr. Rutherford served as Chief Financial Officer and Senior Executive Vice President of OfficeMax, Inc. (formerly NYSE: OMX), a retailer of office products and supplies, from 1997 to 2002, after having previously served as its Senior Vice President and Treasurer, from February to July 1997. From 1983 to 1996, Mr. Rutherford worked at Arthur Andersen, a consulting and accounting firm.  Mr. Rutherford earned his Bachelor’s degree in Business Administration and Accounting from Baldwin Wallace College. Ancora believes Mr. Rutherford’s experience serving as chief executive and chief financial officer of various publicly traded companies will make him a valuable addition to the Board.

Kurtis J. Wolf, age 43, is Managing Member and Chief Investment Officer of Hestia Capital Management LLC, a deep value hedge fund that he founded in January 2009. From March 2007 to November 2008, Mr. Wolf worked as a Senior Analyst at First Q Capital, LLC, a hedge fund which invested in public companies which had previously been backed by venture capital or private equity firms. From January 2006 to February 2007, Mr. Wolf served as co-Founding Partner at Lemhi Ventures LLC, a health care services focused venture capital incubator. Mr. Wolf previously was co-Founding Partner at Definity Health Corporation, a leading player in the consumer-driven health care space, which was purchased by UnitedHealth Group Inc. (NYSE: UNH) in December, 2004. After the acquisition, from April 2005 through January 2006, Mr. Wolf served as Director, Corporate Development for UnitedHealth Group Inc.’s Definity Health Corporation subsidiary. Prior to Definity Health Corporation being acquired, from September 1998 to January 2000, he served as co-Founding Partner, primarily serving in finance and strategy roles. Between his two periods at Definity Health Corporation, Mr. Wolf served as an Analyst at Relational Investors LLC, an activist hedge fund, from June 2002 to December 2004. Previously, he was a co-Founding Partner and Consultant at Lemhi Consulting, a related entity to Definity Health Corporation, from September 1998 to January 2000.  Mr. Wolf also has experience working as a consultant both with Deloitte Consulting from September 1995 until September 1998 and The Boston Consulting Group during the summer of 2001.  Mr. Wolf earned a Master of Business Administration degree from the Stanford Graduate School of Business and a Bachelor of Arts degree in Economics and Mathematics from Carleton College. Ancora believes Mr. Wolf’s extensive leadership experience, together with his management and financial experience, will enable him to provide the Company with valuable executive insights will make him a valuable addition to the Board.

The principal business address of Mr. Carpenter is 400 Club Drive, Aurora, Ohio 44202. The principal business address of Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124. The principal business address of Mr. Rutherford is 14784 River Glen Drive, Novelty, Ohio 44072. The principal business address of Mr. Wolf is c/o Hestia Capital Management LLC, 175 Brickyard Road, Adams Township, Pennsylvania 16046.

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Messrs. Carpenter, DiSanto, Rutherford and Wolf are citizens of the United States.

As of the date hereof, Messrs. Carpenter, and Rutherford do not beneficially own any securities of the Company and have not engaged in any transactions in securities of the Company during the past two years. Mr. Wolf, by virtue of his relationship with Hestia Capital Management LLC, the general partner of Hestia Capital Partners LP, can be deemed the beneficial owner of the 50,000 shares of Common Stock owned by Hestia Capital Partners LP. Mr. DiSanto, by virtue of his relationship with Ancora Advisors, LLC, as further explained elsewhere in this Consent Statement, may be deemed the beneficial owner of the 1,180,514 shares of Common Stock owned in the aggregate by Ancora Advisors, LLC, and its affiliates.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own. For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group of securities of the Company, see Schedule I.

The members of Ancora and the Nominees are collectively referred to as the “Group” herein.

The members of Ancora and the Nominees intend to enter into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the parties agree to form a Group for the purpose of (i) soliciting written consents or proxies in favor of the Proposals, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing, and (c) Ancora agrees to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations.

Ancora believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, there are no arrangements or understandings between members of Ancora and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if so elected. No Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Election Proposal to elect the Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal. If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than four directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then Ancora intends to fill the vacancies in the following order: Frederick DiSanto, Jeffrey L. Rutherford, Kurtis J. Wolf and Matthew Carpenter.

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Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees are not available for election, Ancora may designate such other nominee or nominees to be elected to the Board. In any such case, we would identify and properly designate such substitute nominees in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE consent card will be voted for such substitute nominee(s). Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. The WHITE consent card delivered with this Consent Statement provides each stockholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Board.

Ancora URGES YOU TO CONSENT TO THE ELECTION OF ALL FOUR OF THE Nominees.

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CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Edgewater’s Restated Certificate of Incorporation does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Accordingly, under Delaware law, the entire Board or any individual director may be removed from office, with or without cause, by the affirmative vote of stockholders holding at least a majority of the then outstanding shares of the Company entitled to vote at an election of directors. Article II, Section 2 of the Bylaws currently provides that any vacancies on the Board may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum. The Vacancy Proposal, if approved, would give the Company’s stockholders the exclusive ability to fill any vacancies on the Board resulting from the removal of directors by the stockholders. Article VII of the Bylaws provides that stockholders have the ability to adopt, amend or repeal the Bylaws with the affirmative vote of stockholders holding at least a majority of the then outstanding shares of the Company entitled to vote at any annual or special meeting.

The Bylaws provide that, in order to determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board shall fix a record date. According to the Bylaws, after a stockholder delivers written notice to the Secretary of the Company of the proposed action to be taken by written consent, the Board shall meet within ten days of the Secretary’s receipt of such notice to establish a record date for the taking of action by written consent, which record date shall be within ten days of the date upon which the Board meets to establish the record date.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Edgewater within 60 days of the earliest dated written consent delivered to Edgewater. Ancora delivered a signed written consent to Edgewater on December 22, 2016. Consequently, Ancora will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than February 20, 2017. Nevertheless, we intend to set February [__], 2017 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. Ancora reserves the right to submit to Edgewater consents at any time within 60 days of the earliest dated written consent delivered to Edgewater.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

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Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to Ancora, in care of InvestorCom, or to the principal executive offices of Edgewater. Although a revocation is effective if delivered to Edgewater, Ancora requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Ancora, c/o InvestorCom, at the address set forth on the back cover of this Consent Statement, so that Ancora will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

You may consent to any of the Proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also vote against consenting with respect to any of the Proposals on the enclosed WHITE consent card by marking the “AGAINST CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the Proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the Proposals, you will be deemed to consent to any such Proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

ANCORA URGES YOU TO CONSENT TO ALL OF THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by Ancora. Consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Ancora has entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $______, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. Ancora has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Ancora will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that InvestorCom will employ approximately 35 persons to solicit Edgewater stockholders as part of this solicitation.

23

The entire expense of this consent solicitation is being borne by Ancora. Costs of this consent solicitation are currently estimated to be approximately $______. Ancora estimates that through the date hereof its expenses in connection with this consent solicitation are approximately $______.

The Participants intend to seek reimbursement from Edgewater of all expenses it incurs in connection with the solicitation. The Participants do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. No member of Ancora is currently subject to Section 16(a) of the Exchange Act.

ADDITIONAL PARTICIPANT INFORMATION

Ancora Catalyst Fund LP (“Ancora Catalyst Fund”), AAMAF LP (“AAMAF”), Merlin Partners LP (“Merlin Partners” and, together with Ancora Catalyst Fund and AAMAF, the “Funds”), Ancora Advisors, LLC (“Ancora Advisors”), and the Nominees are participants in this solicitation.

The principal business of each of the Funds is investing in securities. The principal business of Ancora Advisors, LLC, is serving as a registered investment advisor to certain of its affiliates, including each of the Funds, the Ancora Special Opportunities Fund and accounts separately managed by Ancora Advisors (“Separately Managed Accounts”), and serving as the general partner of each of the Funds.

The address of the principal office of each of Ancora Advisors and each of the Funds is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

As of the date hereof, Ancora Catalyst Fund directly beneficially owned 448,471 shares of Common Stock. As of the date hereof, AAMAF directly beneficially owned 40,665 shares of Common Stock. As of the date hereof, Merlin Partners directly beneficially owned 625,878 shares of Common Stock. As of the date hereof, 53,500 shares of Common Stock were held by the Separately Managed Accounts. As of the date hereof, 12,000 shares of Common Stock were held by the Ancora Special Opportunities Fund. Ancora Advisors, as the general partner of each of the Funds and investment advisor to each of the Funds, the Ancora Special Opportunities Fund and the Separately Managed Accounts, may be deemed the beneficial owner of the 1,180,514 shares of Common Stock owned in the aggregate by the Funds, the Ancora Special Opportunities Fund and the Separately Managed Accounts.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 1,226,414 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of the Funds and held in Ancora Special Opportunities Fund and the Separately Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), except as otherwise noted, as set forth in Schedule I.

24

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any of the Proposals to be acted on in this solicitation.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Proposals of stockholders intended to be presented at the 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2017 Annual Meeting, be delivered to the Company’s Corporate Secretary, at 200 Harvard Mill Square, Suite 210, Wakefield, Massachusetts 01880, by December 26, 2016.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2017 Annual Meeting, must give written notice of that proposal to the Company’s Corporate Secretary not less than sixty days nor more than ninety days prior to the first anniversary of the preceding year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed by more than thirty days). Therefore, to be presented at the 2017 Annual Meeting, such a proposal must be received by the Company between March 17, 2017 and April 16, 2017.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2017 Annual Meeting is based on information contained in the Company’s 2016 Proxy Statement and the Bylaws. The incorporation of this information in this Consent Statement should not be construed as an admission by Ancora that such procedures are legal, valid or binding.

25

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, vote against consenting to or abstain with respect to each Proposal by marking the “CONSENT,” “AGAINST CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “AGAINST CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER: 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to InvestorCom at the address below, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed. If you have any questions or require any assistance in executing your consent, please call InvestorCom at the numbers listed below.

If you have any questions, require assistance in voting your WHITE consent card,

or need additional copies of Ancora’s consent materials,

please contact InvestorCom at the phone numbers or address below.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

26

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS CONSENT STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN A CONSENT REVOCATION STATEMENT TO BE FILED BY THE COMPANY RELATING TO THE PROPOSALS DESCRIBED HEREIN BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Consent Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. Although Ancora does not have any information that would indicate that any information contained in this Consent Statement that has been taken from such documents is inaccurate or incomplete, Ancora does not take any responsibility for the accuracy or completeness of such information.

ANCORA ADVISORS, LLC

_________, 2016

27

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

ANCORA CATALYST FUND LP

3,870	04/02/2015
2,300	04/10/2015
2,900	04/13/2015
1,200	04/14/2015
200	04/16/2015
2,202	04/20/2015
1,198	04/23/2015
583	04/27/2015
3,069	04/29/2015
1,595	04/30/2015
3,238	05/01/2015
3,000	05/04/2015
1,015	05/05/2015
4,049	05/07/2015
2,658	05/13/2015
455	05/15/2015
1,468	05/18/2015
876	05/28/2015
300	05/29/2015
1,472	06/04/2015
800	06/05/2015
852	06/12/2015
300	06/22/2015
1,437	07/29/2015
129	08/11/2015
8,520	08/13/2015
1,738	08/14/2015
108	08/17/2015
250	08/18/2015
529	08/19/2015
2,100	08/20/2015
9,138	08/21/2015
8,843	08/28/2015
400	09/02/2015
2,300	09/09/2015
6,066	09/14/2015
(45,133)	10/06/2015
(239)	10/07/2015
(25,000)	10/21/2015

I-1

838	11/06/2015
17,912	11/09/2015
3,462	11/10/2015
16,538	11/11/2015
2,245	11/12/2015
25,000	11/13/2015
4,260	11/16/2015
4,656	11/17/2015
2,064	11/23/2015
100	11/25/2015
7,819	11/30/2015
1,181	12/01/2015
2,100	12/02/2015
1,450	12/03/2015
100	12/04/2015
3,682	12/07/2015
2,000	12/08/2015
3,918	12/09/2015
500	12/10/2015
100	12/11/2015
2,350	12/14/2015
6,014	12/15/2015
1,750	12/16/2015
2,650	12/17/2015
632	12/18/2015
11,431	12/23/2015
5,317	12/24/2015
2,309	12/28/2015
2,318	12/29/2015
3,044	12/31/2015
946	01/04/2016
637	01/05/2016
500	01/06/2016
500	01/07/2016
1,282	01/13/2016
3,959	01/14/2016
2,812	01/15/2016
570	01/19/2016
2,979	01/20/2016
1,700	01/21/2016
9,932	01/22/2016
9,076	01/29/2016
20,000	02/03/2016
10,000	02/04/2016
5,499	03/24/2016
3,781	03/28/2016
6,847	03/29/2016
7,542	03/30/2016
7,829	04/01/2016
1,593	04/04/2016

I-2

100	04/07/2016
8,256	04/13/2016
3,084	04/21/2016
2,022	04/26/2016
1,000	05/13/2016
1,028	05/16/2016
1,000	05/17/2016
8,000	05/18/2016
7,466	05/19/2016
4,236	05/26/2016
298	06/02/2016
4,000	06/03/2016
4,500	06/06/2016
6,500	06/07/2016
2,000	06/08/2016
200	06/09/2016
8,808	06/10/2016
192	06/13/2016
1,900	06/14/2016
200	06/17/2016
3,700	06/22/2016
1,000	06/29/2016
4,000	06/30/2016
95	08/01/2016
905	10/05/2016
405	10/05/2016
1,834	10/10/2016
100	10/13/2016
2,193	10/14/2016
931	11/02/2016
7,016	11/16/2016
2,626	11/21/2016
1,500	11/21/2016
1,800	11/22/2016
2,500	12/05/2016
62,484	12/06/2016
7,516	12/07/2016
1,016	12/07/2016
10,000	12/08/2016
4,170	12/09/2016
3,090	12/12/2016
1,000	12/12/2016
1,977	12/13/2016
600	12/13/2016
863	12/14/2016
500	12/14/2016
4,900	12/15/2016
4,350	12/16/2016
1,900	12/29/2016
2,200	12/30/2016

I-3

AAMAF LP

550	05/26/2016
10,000	11/18/2016
10,000	11/22/2016
16,000	12/06/2016
4,115	12/07/2016

MERLIN PARTNERS LP

3,871	04/02/2015
1,900	04/08/2015
1,400	04/09/2015
2,300	04/10/2015
1,100	04/15/2015
234	04/21/2015
600	04/22/2015
2,266	04/23/2015
200	04/24/2015
3,652	04/29/2015
3,947	05/04/2015
4,901	05/05/2015
4,050	05/07/2015
600	05/08/2015
2,658	05/13/2015
1,468	05/18/2015
875	05/28/2015
224	06/01/2015
1,472	06/04/2015
1,349	06/08/2015
852	06/12/2015
604	06/18/2015
300	06/22/2015
(1,823)	10/16/2015
(262)	10/23/2015
1,450	12/03/2015
100	12/04/2015
3,683	12/07/2015
2,000	12/08/2015
3,917	12/09/2015
500	12/10/2015
2,350	12/14/2015
6,014	12/15/2015
1,750	12/16/2015
2,650	12/17/2015
633	12/18/2015
11,430	12/23/2015
5,317	12/24/2015
2,310	12/28/2015
2,318	12/29/2015
3,044	12/31/2015

I-4

947	01/04/2016
637	01/05/2016
1,283	01/13/2016
3,959	01/14/2016
2,812	01/15/2016
2,979	01/20/2016
112	01/21/2016
358	02/01/2016
4,554	03/01/2016
21,500	03/02/2016
9,100	03/03/2016
16,497	03/24/2016
11,340	03/28/2016
20,541	03/29/2016
22,626	03/30/2016
23,486	04/01/2016
16,710	04/04/2016
4,781	04/04/2016
15,400	04/05/2016
4,798	04/06/2016
8,387	04/07/2016
5,500	04/08/2016
5,834	04/11/2016
6,800	04/13/2016
16,511	04/13/2016
1,289	04/14/2016
800	04/15/2016
3,000	04/18/2016
2,700	04/19/2016
16,200	04/20/2016
3,000	04/21/2016
9,253	04/21/2016
700	04/22/2016
200	04/22/2016
200	04/22/2016
383	04/22/2016
200	04/22/2016
6,067	04/26/2016
700	04/27/2016
332	04/27/2016
2,500	04/27/2016
2,500	04/27/2016
5,000	04/27/2016
1,000	04/27/2016
2,500	04/27/2016
1,926	04/27/2016
327	04/27/2016
5,000	04/27/2016
6,100	04/28/2016
9,311	04/29/2016

I-5

10,937	05/03/2016
1,300	05/04/2016
5,000	05/05/2016
200	05/06/2016
500	05/09/2016
2,200	05/11/2016
100	05/12/2016
704	05/13/2016
2,579	05/17/2016
264	05/17/2016
5,000	05/19/2016
717	05/20/2016
8,700	05/26/2016
1,067	06/10/2016
1,098	06/15/2016
2,206	06/17/2016
3,376	06/20/2016
1,469	06/27/2016
897	06/29/2016
11,400	06/30/2016
500	07/05/2016
1,054	07/11/2016
551	07/11/2016
1,112	07/12/2016
6,169	07/13/2016
8,311	07/15/2016
3,000	07/18/2016
857	07/22/2016
2,000	07/27/2016
200	07/29/2016
3,740	08/04/2016
5,480	08/04/2016
1,100	08/04/2016
2,000	08/04/2016
580	08/04/2016
2,900	08/09/2016
1,000	08/09/2016
39,000	08/11/2016
200	08/12/2016
5,439	08/15/2016
371	08/16/2016
990	08/18/2016
2,000	08/24/2016
146	08/29/2016
2,000	08/29/2016
154	08/31/2016
700	09/12/2016
137	09/13/2016
3,000	09/14/2016
1,675	09/14/2016

I-6

251	09/15/2016
1,937	09/26/2016
2,000	09/26/2016
1,000	09/26/2016
2,000	09/26/2016
662	09/30/2016
1,000	10/07/2016
1,098	10/28/2016
7,300	11/22/2016
2,994	11/25/2016
1,500	11/30/2016
1,500	11/30/2016
1,500	11/30/2016
1,000	12/01/2016
500	12/05/2016
500	12/05/2016
5,446	12/06/2016
5,000	12/07/2016
261	12/08/2016
5,000	12/08/2016
5,000	12/09/2016
4,739	12/09/2016
5,000	12/09/2016
15,766	12/14/2016

ANCORA ADVISORS, LLC

(Through the Ancora Special Opportunities Fund)

2,500	11/01/2016
1,500	11/10/2016
2,100	12/01/2016
3,900	12/07/2016
2,000	12/15/2016

ANCORA ADVISORS, LLC
(Through the Separately Managed Account)

2,000	04/04/2016
460	11/09/2016
1,000	11/09/2016
2,000	11/21/2016
2,540	11/21/2016
1,000	11/22/2016
5,000	11/23/2016
2,000	11/25/2016
4,000	11/25/2016
6,000	11/25/2016
2,000	12/07/2016
2,000	12/08/2016
2,500	12/12/2016

I-7

2,500	12/14/2016
1,500	12/14/2016
2,000	12/14/2016
1,000	12/14/2016
1,000	12/14/2016
7,000	12/14/2016
6,000	12/14/2016

KURTIS J. WOLF

(Through Hestia Capital Partners LP)

4,000	12/20/2016
46,000	12/21/2016
I-8

SCHEDULE II

The following is reprinted from the Company’s  [____] filed with the Securities and Exchange Commission on [_____].

II-1

SCHEDULE III

PROPOSED AMENDMENT OF BYLAWS TO GIVE STOCKHOLDERS EXCLUSIVE ABILITY TO FILL ANY VACANCIES ON THE BOARD OF DIRECTORS OF THE COMPANY RESULTING FROM THE REMOVAL OF DIRECTORS BY THE STOCKHOLDERS

Article II, Section 2 of the Amended and Restated By-Laws of Edgewater Technology, Inc. is hereby amended and restated to read as follows:

“SECTION 2. Vacancies and Additional Directors. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board of Directors caused by death, resignation, retirement or disqualification, and any newly created directorship resulting from any increase in the authorized number of Directors, may be filled by the affirmative vote of a majority of the Directors then in office, although less than a quorum, and any Director so elected to fill any such vacancy or newly created directorship shall hold office until his successor is elected and qualified or until his earlier resignation or removal; however, the stockholders shall have the exclusive ability to fill any vacancies on the Board of Directors arising from the removal of any Director(s) by the stockholders, and any Director(s) so chosen shall hold office until a successor is elected and qualified or until such Director’s earlier resignation or removal.”

III-1

SCHEDULE IV

PROPOSED AMENDMENT OF BYLAWS TO SET THE NUMBER OF DIRECTORS WHICH SHALL CONSTITUTE THE BOARD OF DIRECTORS

Article II, Section 1 of the Amended and Restated By-Laws of Edgewater Technology, Inc. is hereby amended by replacing the second sentence of such section with the following:

“The number of Directors constituting the Board of Directors shall be eight members; provided, however, that the number of Directors constituting the Board of Directors may be adjusted from time to time by (i) a By-Law amending this Section 1 duly adopted by the Board of Directors or by the stockholders or (ii) a resolution passed by a majority of the Board of Directors.”

IV-1

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 30, 2016

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF EDGEWATER TECHNOLOGY, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY ANCORA ADVISORS, LLC, AND THE OTHER PARTICIPANTS NAMED IN ITS CONSENT SOLICITATION (COLLECTIVELY, “ANCORA”)

C O N S E N T

Unless otherwise indicated below, the undersigned, a stockholder of record of Edgewater Technology, Inc. (the “Company”) on __________ __, 201_ (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, $0.01 par value per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. ANCORA RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-5.

1.	Repeal any provision of the Amended and Restated By-Laws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect as of September 26, 2007 and were filed with the Securities and Exchange Commission on September 28, 2007.
☐	☐	☐
Consent	Against Consent	Abstain

2.	Remove without cause Paul E. Flynn, Paul Guzzi, Michael R. Loeb and Wayne Wilson, and any person (other than those elected by the consent solicitation of Ancora) elected or appointed to the Company’s Board of Directors (the “Board”) to fill any vacancy on the Board or any newly-created directorships on or after December 22, 2016 and prior to the effective date of these proposals.

☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, OR IF YOU DO NOT WISH TO APPROVE THE REMOVAL OF ANY OTHER PERSON OR PERSONS ELECTED OR APPOINTED TO THE BOARD ON OR AFTER OCTOBER 26, 2015 BUT PRIOR TO THE EFFECTIVE DATE OF PROPOSAL 2, CHECK THE “CONSENT” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED AND/OR (2) “DO NOT CONSENT TO REMOVAL OF FUTURE DIRECTORS,” IN THE SPACE PROVIDED BELOW.

________________________________________________________________

3.	Amend Article II, Section 2 of the Bylaws, as set forth on Schedule III to the Consent Statement, to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company.
☐	☐	☐
Consent	Against Consent	Abstain

4.	Amend Article II, Section 1 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to fix the size of the Board at eight members.
☐	☐	☐
Consent	Against Consent	Abstain

5.	Elect Matthew Carpenter, Frederick DiSanto, Jeffrey L. Rutherford and Kurtis J. Wolf to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).
☐	☐	☐
Consent	Against Consent	Abstain

There is no assurance that any of the Company’s incumbent directors will serve as directors if any of Ancora’s nominees are elected.

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 5, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 5, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

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Proposal 1, Proposal 2, Proposal 3 and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 is conditioned, in part, upon the effectiveness of Proposal 2. If none of the then existing members of (or appointees to) the Board are removed in Proposal 2, and there are no vacancies to fill, none of Ancora’s nominees can be elected pursuant to Proposal 5. If fewer than four directors are removed pursuant to Proposal 2 and there are more nominees receiving the requisite number of consents to fill vacancies pursuant to Proposal 5 than the number of such resulting vacancies, then Ancora intends to fill the vacancies in the following order: Frederick DiSanto, Jeffrey L. Rutherford, Kurtis J. Wolf and Matthew Carpenter.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY ANCORA AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.